SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549





                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
                          -----------------

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from __________ to __________

                             Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 200 Continental Blvd., El Segundo, California 90245

                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                              Financial Statements
                            and Supplemental Schedule

                                December 31, 2002

                        With Independent Auditor's Report

                                MERISEL, INC.
                       401(k) RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                       Page(s)


Independent Auditor's Report                                               1


Financial Statements:

       Statements of Net Assets Available for Benefits
         at December 31, 2002 and 2001                                     2

       Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2002                              3

       Notes to Financial Statements                                      4-7


Supplemental Schedule:

       Schedule of Assets (Held at End of Year)
         as of December 31, 2002                                           8

       Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          Independent Auditor's Report



To the Plan Administrator and Participants of the Merisel, Inc. 401(k) Retirement Savings Plan


We have audited the statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Alamitos, California
June 25, 2003




                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                                   Statements of Net Assets Available for Benefits

                                             December 31, 2002 and 2001



                                                                                     2002                2001
                                                                                     ----                ----
Investments (participant-directed):
   Connecticut General Life Insurance Company
     group annuity contract:
       Pooled separate accounts                                                    $4,214,546         $7,128,138
       Guaranteed income general account                                            2,428,780          1,592,194
   Merisel, Inc. common stock                                                         298,530            327,977
   Participant loans                                                                   16,700             60,295
                                                                                  -----------        -----------

         Total investments                                                          6,958,556          9,108,604
                                                                                    ---------          ---------

Receivables:
   Employer contribution                                                               19,494             26,514
   Participant contributions                                                                -              1,366
                                                                                  -----------       ------------

         Total receivables                                                             19,494             27,880
                                                                                  -----------        -----------

Net assets available for benefits                                                  $6,978,050         $9,136,484
                                                                                    =========          =========


                See accompanying notes to financial statements.




                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                              Statement of Changes in Net Assets Available for Benefits

                                            Year ended December 31, 2002



Additions to net assets attributed to:
   Investment income, excluding net depreciation reflected below:
     Interest income                                                                              $       87,955
     Net appreciation in fair value of Merisel, Inc. common stock                                         56,738
     Other                                                                                                 2,767
                                                                                                  --------------

       Total investment income, excluding net depreciation                                               147,460
                                                                                                    ------------

   Contributions:
     Employer matching                                                                                    75,835
     Participant salary reduction                                                                        308,382
     Participant rollover                                                                                 14,955
                                                                                                   -------------

       Total contributions                                                                               399,172
                                                                                                    ------------

       Total additions                                                                                   546,632
                                                                                                    ------------

Deductions from net assets attributed to:
   Net depreciation in fair value of pooled separate accounts                                          1,444,040
   Benefits paid to participants                                                                       1,207,201
   Deemed distributions of participant loans                                                              35,683
   Administrative expenses                                                                                18,142
                                                                                                   -------------

       Total deductions                                                                                2,705,066
                                                                                                     -----------

       Net decrease                                                                                   (2,158,434)

Net assets available for benefits:
   Beginning of year                                                                                   9,136,484
                                                                                                       ---------

   End of year                                                                                        $6,978,050
                                                                                                       =========

                See accompanying notes to financial statements.



                              MERISEL, INC.
                    401(k) RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements

                             December 31, 2002



1.  Description of Plan
The following description of the Merisel, Inc. ("Company") 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of the Company who have 30 days of service and are twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 25 percent (prior to October 2002, 15 percent) of pretax annual compensation, as defined by the Plan, except that highly compensated employees, as defined by the Plan, may only contribute up to 7 percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company's matching contribution is made on a quarterly basis and is subject to an annual true up adjustment. To qualify for the quarterly matching contribution, participants must be employed by the Company on the last day of the quarter. The amount of the matching contribution is determined each year by the Board of Directors and at its discretion may even determine that no matching contribution will be made.

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options are included under the Plan's group annuity contract with Connecticut General Life Insurance Company ("CIGNA") and includes pooled separate accounts reflecting mutual funds as well as funds held in the insurance company general account reflecting a guaranteed income fund. In addition, participants may direct their investments to a Merisel, Inc. common stock fund.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                              MERISEL, INC.
                    401(k) RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements

                             December 31, 2002

1.  Description of Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 9.5 percent to 11 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2002, forfeited nonvested accounts totaled $6,719. These accounts will be used to reduce future employer contributions to the Plan. Also, in 2002, employer contributions were reduced by $50,537 from forfeited nonvested accounts.


2.  Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                              MERISEL, INC.
                    401(k) RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements

                             December 31, 2002

2.  Summary of Significant Accounting Policies (continued)

Valuation of Investments
The Plan's investment in the CIGNA group annuity contract is essentially a fully benefit-responsive contract, and accordingly, the contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), as reported to the Plan by CIGNA. Investments in pooled separate accounts at contract value equal fair value, as it is based on the market value of the underlying assets of the funds. Investments in the insurance company general account have been valued at contract value, even though under certain limited circumstances CIGNA reserves the right to defer transfers or distributions, because it is the amount a participant would expect to receive under the terms of an ongoing contract. Under most circumstances contract value will approximate fair value. The average yield and crediting interest rates were approximately 4.25 percent and 5.35 percent during 2002 and 2001, respectively; the crediting interest rate is reset every six months by CIGNA. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Plan's investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2002, the Plan paid $18,142 to CIGNA for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock.


3.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

                              MERISEL, INC.
                    401(k) RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements

                             December 31, 2002

4.  Investments

The following presents investments that represent five percent or more of the Plan's net assets at either December 31, 2002 or 2001:

                                                                              2002                 2001
                                                                              ----                 ----

CIGNA group annuity contract accounts:

     Guaranteed Income Fund                                                $2,428,780           $1,592,194
     S&P 500 Index Fund                                                       891,607            1,270,315
     Fidelity Advisor Growth Opportunities Account                                 47            1,207,162
     Fidelity Advisor Equity Growth Account                                 1,520,001            2,441,193
     CIGNA Lifetime20 Fund                                                    328,472              559,923
     CIGNA Lifetime30 Fund                                                    346,636              495,698
     Janus Worldwide Account                                                  303,879              480,123



During the years ended December 31, 2002 and 2001, the Plan had the following transactions related to the investment in shares of Merisel, Inc. common stock as directed by participants:

                                                                              2002                 2001
                                                                              ----                 ----

     Purchases                                                              $  38,708             $228,776
     Sales                                                                    126,333              217,140


5.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                            (EIN 95-4172359 Plan 004)
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Item 4i - Form 5500)

                                December 31, 2002



       (b)Identity of issuer                                                                 (e)Current
(a)          or borrower          (c)Description of investment                  (d)Cost          value
---          -----------          ----------------------------                  -------          -----

 *     Connecticut General       Group annuity contract (GA-37125)
        Life Insurance
        Company                  Guaranteed Income Fund                           (A)         $2,428,780
                                 S&P Index Fund                                                  891,607
                                 Fidelity Advisor Growth Opportunities Account                        47
                                 Fidelity Advisor Equity Growth Account                        1,520,001
                                 CIGNA Lifetime20 Fund                                           328,472
                                 CIGNA Lifetime30 Fund                                           346,636
                                 CIGNA Lifetime40 Fund                                           273,600
                                 CIGNA Lifetime50 Fund                                           204,035
                                 Janus Worldwide Account                                         303,879
                                 International Blend/Bank of Ireland Fund                         20,795
                                 Mid Cap Value Fund (Wellington Mgmt.)                           151,944
                                 Strong Advisor Small Cap Value Fund                             151,676
                                 Alliance Growth & Income Fund                                    21,854

*      Merisel, Inc.             Shares of plan sponsor common stock                             298,530

*      Participant loans         Loans to participants, maturities up
                                    to 5 years, interest rates between
                                    9.5% to 11%                                                   16,700
                                                                                              -----------

                                                                                              $6,958,556
                                                                                              ===========

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 27, 2003              Merisel, Inc. 401(k) Retirement Savings Plan
                                 --------------------------------------------
                                            (Name of plan)


                                  By:  /s/Timothy N. Jenson
                                      -------------------------------
                                       Timothy N. Jenson
                                        CEO and President